

March 13, 2018

Tim Courtis
Chief Financial Officer
Greenlight Capital Re, Ltd.
65 Market Street
Suite 1207, Camana Bay
P.O. Box 31110
Grand Cayman
Cayman Islands

> **Re: Greenlight Capital Re, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-33493**

Dear Mr. Courtis:

We have reviewed your March 6, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements
7. Loss and Loss Adjustment Expense Reserves
Disclosures about Short Duration Contracts, page F-32

1.   Refer to your response to our prior comment issued to you telephonically on February 16, 2018 and your analysis of net earned premiums, losses incurred, claims paid and ending reserve liabilities by sub-category. We believe that disclosure in your filing should list the sub-categories included in each of your three categories of loss development tables (i.e. frequency, severity and health). Where the same name for a sub-category is included in

more than one of these three categories, we believe your disclosure should also differentiate or describe the basis for the sub-categories' designation in each loss table. We are also concerned that the loss development incurred and paid tables for the frequency category may be aggregating sub-categories that have significantly different characteristics. In this regard, general liability, motor liability and professional normally would be of a longer tail. Please provide us the incurred and paid loss and LAE information for each of these three sub-categories for the frequency category similar to what would be required under ASC 944-40-50-4B and 50-4D.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance